==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               MERCOM, INC.
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                               ------------

                                 58935D109
                              (CUSIP Number)

                           CABLE MICHIGAN, INC.
                    (Names of Persons Filing Statement)

                            John D. Filipowicz
                     Senior Vice President, Assistant
                   General Counsel & Assistant Secretary
                           CABLE MICHIGAN, INC.
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            September 30, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                               SCHEDULE 13D

CUSIP No.   58935D109
---------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cable Michigan, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

         N/A

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

                                              7    SOLE VOTING POWER

                                                   2,964,250 (see Item 5)

                                              8    SHARED VOTING POWER

            NUMBER OF SHARES                       -0-
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH                9    SOLE DISPOSITIVE POWER

                                                   -0-

                                              10   SHARED DISPOSITIVE POWER

                                                   2,964,250 (see Item 5)

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,964,250

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [ ]

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             61.92%

   14        TYPE OF REPORTING PERSON*

             CO

               Item 1. Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of Mercom, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 105 Carnegie Center, Princeton, New Jersey 08540.

               Item 2. Identity and Background.

               This statement is being filed on behalf of Cable Michigan, Inc., a Pennsylvania corporation ("Cable Michigan"). Cable Michigan is directly controlled by Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom").

               Kiewit Telecom owns 3,330,121 shares of Cable Michigan Common Stock representing 48.47% of the outstanding Cable Michigan common stock. Kiewit Telecom's ownership interest in Cable Michigan entitles Kiewit Telecom to cast 48.47% of the votes of all outstanding shares of Cable Michigan capital stock.

               Kiewit Telecom is a subsidiary of Kiewit Diversified Group Inc., a Delaware corporation ("KDG"), which is in turn a wholly owned subsidiary of Peter Kiewit Sons' Inc., a Delaware corporation ("PKS"). KDG owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of Cable Michigan, owns the remaining 10% of the common stock of Kiewit Telecom.

               Cable Michigan is a cable television operator in the State of Michigan. Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. KDG is a holding company for subsidiaries engaged in telecommunications, energy and mining businesses. PKS, the ultimate parent of Kiewit Telecom and KDG, is the holding company for subsidiaries engaged in construction, mining, telecommunications and energy businesses.

               The principal executive and business offices of Cable Michigan are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of each of Kiewit Telecom, KDG and PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               Information as to each executive officer and director of Cable Michigan and PKS is set forth in Schedules A and B, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of Cable Michigan, Kiewit Telecom, KDG or PKS (the "Kiewit Entities") nor, to the best knowledge of the Kiewit Entities, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3. Source and Amount of Funds or Other Consideration.

               Pursuant to the Distribution agreement dated September 5, 1997 among C-TEC Corporation (now known as Commonwealth Telephone Enterprises, Inc. "CTE"), RCN Corporation and Cable Michigan (the "Distribution Agreement"), which is attached as Exhibit 1 hereto and incorporated herein by reference, (i) CTE borrowed $15 million (the "$15 Million Loan") pursuant to a $15,000,000 Credit Agreement dated as of June 30, 1997 by and among CTE, First Union National Bank ("First Union") and the Lenders named therein (the "Credit Agreement") and, pursuant to a Pledge Agreement dated as of June 30, 1997 (the "Pledge Agreement"), made by CTE in favor of First Union, pledged 2,964,250 shares of Common Stock (the "Shares") owned by it as security for the $15 Million Loan, (ii) CTE contributed the Shares to Cable Michigan subject to such pledge, as supplemented pursuant to a Pledge Agreement Supplement dated September 30, 1997 made by Cable Michigan in favor of First Union (the "Pledge Agreement Supplement") (iii) Cable Michigan assumed CTE's obligations under the $15 Million Loan pursuant to an Assumption Agreement dated as of September 30, 1997, by and among CTE, Cable Michigan and First Union and (iv) CTE distributed all of the common stock of Cable Michigan to the holders of CTE's common equity.

               Item 4. Purpose of Transaction.

               The purpose of the contribution of the Shares to Cable Michigan by CTE was for Cable Michigan to acquire a controlling interest in the Company.

               Cable Michigan intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, Cable Michigan may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to Cable Michigan's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by Cable Michigan or its affiliates of additional Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of Cable Michigan's interest in the Company in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Prior to the Distribution Date, CTE had proposed to acquire the approximately 38% of the Company it did not already own for 8.75% of the stock of Cable Michigan. The proposal was later suspended pending the completion of the transactions under the Distribution Agreement. As the current owner of the Shares, Cable Michigan reserves the right to reconsider the proposal to acquire the remaining 38% of the Company on the same or different terms. There can be no assurance as to the terms of any such transaction or that any such transaction will take place.

               Except as set forth herein, none of the Kiewit Entities nor, to the best knowledge of the Kiewit Entities, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;(viii) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (ix) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Kiewit Entities reserve the right to effect any of such actions as they may deem necessary or appropriate in the future.

               Item 5. Interest in Securities of the Company.

               (a) and (b) Cable Michigan is the beneficial owner of 2,964,250 shares of Common Stock, representing approximately 61.92% of the 4,787,060 shares of Common Stock which are outstanding.

               Cable Michigan has the sole power to vote or direct the vote of the Shares, subject to a default under the Pledge Agreement, as supplemented by the Pledge Agreement Supplement. As described above, the Shares have been pledged to secure the $15 Million Loan and consequently Cable Michigan may be deemed to share the power to dispose or direct the disposition of the Shares. Through their direct and indirect ownership of Cable Michigan, each of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to beneficially own the Shares.

               Mark Haverkate beneficially owns 1000 shares of Common Stock. Mr. Haverkate has sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than 1% of the outstanding shares of Common Stock.

               Raymond B. Ostroski beneficially owns 4000 shares of Common Stock. Mr. Ostroski has sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than 1% of the outstanding shares of Common Stock.

               David C. McCourt's wife beneficially owns 50,000 shares of Common Stock. Mr. McCourt disclaims beneficial ownership of such shares.

               Except as set forth in this Item 5(a) and (b) none of the Kiewit Entities, nor, to the best knowledge of the Kiewit Entities, any persons named in Schedules A and B hereto, owns beneficially any shares of Common Stock.

               (c) Except for the transactions described above, no transactions in the Common Stock have been effected during the past 60 days by the Kiewit Entities or, to the best knowledge of the Kiewit Entities, by any of the persons named in Schedules A and B hereto.

               (d) Inapplicable.

               (e) Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Company

               The Shares have been pledged pursuant to the Pledge Agreement, as supplemented by the Pledge Agreement Supplement, which are attached hereto as Exhibit 3 and 4, respectively, and incorporated herein by reference, to secure the obligations of Cable Michigan under the Credit Agreement which is attached hereto as Exhibit 2 and incorporated herein by reference. Cable Michigan assigned the obligations under the Credit Agreement pursuant to the Assumption Agreement, which is attached hereto as
Exhibit 5 and is incorporated herein by reference.

               To the best knowledge of Kiewit Entities, other than the Distribution Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Distribution Agreement dated as of September 5, 1997 among C-TEC Corporation, a Pennsylvania Corporation, Cable Michigan, Inc., a Pennsylvania Corporation, and RCN Corporation, a Delaware corporation.

               Exhibit 2: $15,000,000 Credit Agreement dated as of June 30, 1997 by and among C-TEC Corporation, First Union National Bank and the Lenders referred to therein.

               Exhibit 3: Pledge Agreement dated as of June 30, 1997, made by C-TEC Corporation in favor of First Union National Bank.

               Exhibit 4: Pledge Agreement Supplement dated September 30, 1997, made by Cable Michigan, Inc., in favor of First Union National Bank.

               Exhibit 5: Assumption Agreement dated as of September 30, 1997, by and among C-TEC Corporation, Cable Michigan, Inc. and First Union National Bank.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 1997

                                        CABLE MICHIGAN, INC.


                                        By: /s/ John D. Filipowicz
                                            ---------------------------
                                            Name:  John D. Filipowicz
                                            Title: Senior Vice President
                                                   General Counsel &
                                                   Assistant Secretary


                                                                    SCHEDULE A


         DIRECTORS AND EXECUTIVE OFFICERS OF CABLE MICHIGAN, INC.

               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Cable Michigan, Inc. are set forth below.

                                                                                               Principal
Name and                                                                                       Occupation
Office Held                                     Business Address            Citizenship      or Employment
-----------                                     ----------------            -----------      -------------
David C. McCourt                                105 Carnegie Center,             USA         Chairman,
Chairman, Chief Executive Officer,              Princeton, NJ 08540                          Chief Executive
Director (Class III)                                                                         Officer, Cable
                                                                                             Michigan;
                                                                                             Chairman,
                                                                                             Chief Executive
                                                                                             Officer, RCN

Mark Haverkate                                  105 Carnegie Center,             USA         President & Chief
President & Chief Operating Officer,            Princeton, NJ 08540                          Operating
Director (Class II)                                                                          Officer, Cable
                                                                                             Michigan;
                                                                                             Executive Vice
                                                                                             President, RCN

Timothy J. Stoklosa                             105 Carnegie Center,             USA         Executive Vice
Executive Vice President & Chief                Princeton, NJ 08540                          President & Chief
Financial Officer, Director (Class III)                                                      Financial Officer,
                                                                                             Cable Michigan;
                                                                                             Senior Vice
                                                                                             President &
                                                                                             Treasurer, RCN

Bruce C. Godfrey                                105 Carnegie Center,             USA         Secretary, Cable
Secretary, Director (Class I)                   Princeton, NJ 08540                          Michigan;
                                                                                             Executive Vice
                                                                                             President & Chief
                                                                                             Financial Officer,
                                                                                             RCN

John J. Gdovin                                  105 Carnegie Center,             USA         Senior Vice
Senior Vice President                           Princeton, NJ 08540                          President, Cable
                                                                                             Michigan; Senior
                                                                                             Vice President,
                                                                                             Operations, RCN

John D. Filipowicz                              105 Carnegie Center,             USA         Senior Vice
Senior Vice President, Assistant General        Princeton, NJ 08540                          President,
Counsel & Assistant Secretary                                                                Assistant
                                                                                             General Counsel
                                                                                             & Assistant
                                                                                             Secretary,
                                                                                             RCN & Cable
                                                                                             Michigan

Ralph S. Hromisin                               105 Carnegie Center,             USA         Vice President &
Vice President & Chief Accounting Officer       Princeton, NJ 08540                          Chief Accounting
                                                                                             Officer,
                                                                                             Cable Michigan;
                                                                                             Vice President,
                                                                                             Chief Accounting
                                                                                             Officer, RCN

James J. Saile                                  105 Carnegie Center,             USA         Vice President of
Vice President                                  Princeton, NJ 08540                          Taxation, Cable
Taxation                                                                                     Michigan; Vice
                                                                                             President
                                                                                             Taxation, RCN

Gary D. Isaacs                                  105 Carnegie Center,             USA         Vice President of
Vice President                                  Princeton, NJ 08540                          Human
Human Resources                                                                              Resources,
                                                                                             Cable Michigan;
                                                                                             Vice President
                                                                                             Human
                                                                                             Resources, RCN

Mark Dineen                                     105 Carnegie Center,             USA         Vice President,
Vice President                                  Princeton, NJ 08540                          Cable Michigan

Jeffery Decker                                  105 Carnegie Center,             USA         Controller, Cable
Controller                                      Princeton, NJ 08540                          Michigan

Raymond B. Ostroski                             105 Carnegie Center,             USA         Attorney
Director (Class I)                              Princeton, NJ 08540

Frank M. Henry                                  239 Old River Road               USA         Chairman,
Director (Class III)                            Wilkes-Barre, PA 18703                       Frank Martz
                                                                                             Coach Company

David C. Mitchell                               267 E. Lake Road                 USA         Retired
Director (Class II)                             P.O. Box 819                                 Corporate
                                                Honeoye, NY 14471-0819                       Executive Vice
                                                                                             President,
                                                                                             President of the
                                                                                             Telephone Group
                                                                                             and Director,
                                                                                             Rochester
                                                                                             Telephone
                                                                                             Corporation

Daniel E. Knowles                               1 F Place                        USA         Personnel
Director (Class I)                              Gouldsboro, PA 18424                         Consultant



                                                                    Schedule B

       DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                                                               Principal
Name and                                                                                       Occupation
Office Held                                     Business Address            Citizenship      or Employment
-----------                                     ----------------            -----------      -------------
Walter Scott, Jr.                               1000 Kiewit Plaza               USA          President,
President, Chairman, Director                   Omaha, NE 68131                              Chairman, PKS

William L. Grewcock                             1000 Kiewit Plaza               USA          Vice Chairman,
Vice Chairman,                                  Omaha, NE 68131                              PKS
Director

Kenneth E. Stinson                              1000 Kiewit Plaza               USA          Chairman, Chief
Executive Vice President,                       Omaha, NE 68131                              Executive Officer,
Director                                                                                     Kiewit
                                                                                             Construction
                                                                                             Group Inc.

Richard R. Jaros                                1000 Kiewit Plaza               USA          Former President,
Director                                        Omaha, NE 68131                              KDG

Richard Geary                                   215 V Street                    USA          President, Kiewit
Director                                        Vancouver, WA 98661                          Pacific Co.

James Q. Crowe                                  1000 Kiewit Plaza               USA          President, Chief
Executive Vice President,                       Omaha, NE 68131                              Executive Officer,
Director                                                                                     Director, KDG

George B. Toll, Jr.                             1000 Kiewit Plaza               USA          Executive Vice
Director                                        Omaha, NE 68131                              President, Kiewit
                                                                                             Construction
                                                                                             Group Inc.

Peter Kiewit, Jr.                               2600 N. Central Ave.            USA          Attorney
Director                                        Phoenix, AZ 85004

Robert B. Daugherty                             Guarantee Centre                USA          Chairman,
Director                                        Suite 225                                    Valmont
                                                Omaha, NE 68114                              Industries Inc.

Charles M. Harper                               One Central Park Plaza          USA          Former Chairman,
Director                                        Suite 1500                                   RJR Nabisco
                                                Omaha, NE 68102                              Holdings Corp.

Richard W. Colf                                 215 V Street                    USA          Senior Vice
Director                                        Vancouver, WA 98661                          President,
                                                                                             Kiewit Pacific Co.

Bruce E. Grewcock                               1000 Kiewit Plaza               USA          Chairman, Kiewit
Director                                        Omaha, NE 68131                              Mining Group Inc.

Matthew J. Johnson                              1000 Kiewit Plaza               USA          Vice President -
Vice President - Legal                          Omaha, NE 68131                              Legal, PKS

Tait P. Johnson                                 1000 Kiewit Plaza               USA          President, Gilbert
Director                                        Omaha, NE 68131                              Industrial
                                                                                             Corporation

Ann C. McCulloch                                1000 Kiewit Plaza               USA          Vice President,
Vice President, Treasurer                       Omaha, NE 68131                              Treasurer, PKS

Thomas C. Stortz                                1000 Kiewit Plaza               USA          Vice President,
Secretary                                       Omaha, NE 68131                              General Counsel,
                                                                                             Kiewit
                                                                                             Construction
                                                                                             Group Inc.

Eric J. Mortensen                               1000 Kiewit Plaza               USA          Controller, PKS
Controller                                      Omaha, NE 68131

Douglas A. Obermier                             1000 Kiewit Plaza               USA          Stock Registrar,
Stock Registrar and Assistant                   Omaha, NE 68131                              PKS
Secretary

Tobin A. Schropp                                1000 Kiewit Plaza               USA          KDG Tax
Assistant Secretary                             Omaha, NE 68131                              Department

Allan K. Kirkwood                               10704 Shoemaker Ave.            USA          Senior Vice
Director                                        Santa Fe Springs, CA   90670                 President, Kiewit
                                                                                             Pacific Co.